Exhibit 99.1

2016-12-07

PRESS RELEASE

Oasmia Pharmaceutical AB’s Warrant Programs Fully Subscribed

Uppsala, Sweden, December 7, 2016 --- Oasmia Pharmaceutical (publ.) (”Oasmia” or ”The Company”) announces hereby that the previously announced warrant programs for the Oasmia management and Board of Directors are now fully subscribed.

In total, 9,000,000 warrants have been subscribed, 3,000,000 by the management excluding the Executive Vice Chairman, and 6,000,000 were subscribed by the Board of Directors, excluding owners controlling more than ten percent of the shares or votes in the Company. The Chairman of the Board of Directors subscribed for 4,000,000 warrants. The share capital will, in case of full utilization, increase with SEK 900,000.

This information has been published in accordance with Chapter 4, 9 § in the Financial Instruments Tradings Act.

For more information, please contact:

Fredrik Gynnerstedt, CFO

Tel: +46 18 50 54 40

E-mail: fredrik.gynnerstedt@oasmia.com

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

IMPORTANT INFORMATION

Issuance, publication or distribution of this press release in certain jurisdictions could be subject to restrictions. The recipient of this press release is responsible for using this press release and the constituent information in accordance with the rules and regulations prevailing in the particular jurisdiction. This press release does not constitute an offer or an offering to acquire or subscribe for any Oasmia Pharmaceutical AB (publ) securities in any jurisdiction, neither from Oasmia Pharmaceutical AB (publ) nor anyone else.

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the Financial Instruments Trading Act. The information was submitted for publication at 15.30 CET on December 7, 2016.